Exposures to central and local governments
In EUR m, as of 31 March 2010

	Gross exposures					Gross exposures			
	Total	of which banking book	of which trading book	Net exposures		Total	of which banking book	of which trading book	Net exposures
Austria	1,123	51	1,072	437	Latvia	117	0	117	76
Belgium	783	47	737	2	Liechtenstein	0	0	0	0
Bulgaria	25	0	25	21	Lithuania	16	0	16	7
Cyprus	0	0	0	0	Luxembourg	2,440	137	2,304	1,114
Czech Republic	444	47	398	293	Malta	0	0	0	0
Denmark	241	0	241	86	Netherlands	2,370	74	2,296	85
Estonia	0	0	0	(8)	Norway	2	0	2	2
Finland	1,080	0	1,080	720	Poland	1,155	439	716	990
France	3,562	926	2,636	1,353	Portugal	463	64	399	(81)
Germany	20,320	14,066	6,254	15,732	Romania	107	17	90	(108)
Greece	1,682	150	1,531	1,092	Slovakia	65	21	44	56
Hungary	448	7	441	73	Slovenia	9	0	9	(47)
Iceland	0	0	0	(35)	Spain	1,949	928	1,021	1,009
Ireland	309	75	235	(69)	Sweden	62	26	36	(56)
Italy	10,399	618	9,782	8,142	United Kingdom	4,851	1,425	3,427	1,990

Note: CEBS stress test exposure as per regulatory / financial view, including central governments, regional governments, local authorities and public sector entities as well as certain international organizations and multilateral development banks